UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Coca-Cola Bottling Co. Consolidated

File No. 000-09286 - CF#32526

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Coca-Cola Bottling Co. Consolidated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2015, as amended on August 4, 2015.

Based on representations by Coca-Cola Bottling Co. Consolidated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through April 6, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary